Exhibit 99.1

ASX RELEASE | June 15, 2018 | ASX:PLL; NASDAQ:PLLL

PIEDMONT LITHIUM INVESTOR WEBINAR
TUESDAY 19TH JUNE AT 11:00AM AEST

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to advise that it will host an investor webinar on Tuesday June 19, 2018 at 11:00am AEST to discuss the maiden Mineral Resource estimate announced yesterday.

During the webinar, President & CEO Keith Phillips will discuss the details of the maiden Mineral Resource estimate. Investors are invited to send questions prior to the webinar to simon@nwrcommunications.com.au and they will be addressed during the webinar.

Investors are advised to register prior to the Piedmont Lithium Investor Webinar at the link below:

https://attendee.gotowebinar.com/register/5941387393955546625

After registering, you will receive a confirmation email containing information about joining the webinar.

A recording of the webinar will be made available shortly after the conclusion at the same link.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location to be developing and integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centres for lithium and battery storage, major high-tech population centres and downstream lithium processing facilities.

Piedmont Lithium Location and Bessemer City Lithium Processing Plant (FMC, Top Right) and Kings Mountain Lithium Processing Facility (Albemarle, Bottom Right)

The Project was originally explored by Lithium Corporation of America which eventually was acquired by FMC Corporation (“FMC”). FMC and Albemarle Corporation (“Albemarle”) both historically mined the lithium bearing spodumene pegmatites within the TSB and developed and continue to operate the two world-class lithium processing facilities in the region which were the first modern spodumene processing facilities in the western world. The Company is in a unique position to leverage its position as a first mover in restarting exploration in this historic lithium producing region with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

Piedmont, through its 100% owned U.S. subsidiary, Piedmont Lithium Inc., has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 1,200 acres of surface property and the associated mineral rights.